UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES ACT OF 1934
For the month of October, 2007
Commission File Number: 0-29154
IONA Technologies PLC
(Translation of registrant’s name into English)
The IONA Building
Shelbourne Road, Ballsbridge
Dublin 4, Ireland
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑   Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐   No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FOR IMMEDIATE RELEASE:

Contacts:
David Roy	Tara Humphreys
Investor Relations	Corporate Communications
(781) 902-8033	(353) 1-637 2146
ir@iona.com	tara.humphreys@iona.com
IONA ANNOUNCES SEAN BAKER TRANSITION TO NON-EXECUTIVE BOARD ROLE
Co-founder and chief scientist, Dr Sean Baker will continue strategic involvement with IONA as a non-executive board member
DUBLIN, Ireland & WALTHAM, Mass. — October 18, 2007 — IONA® Technologies (NASDAQ: IONA), a world leader in distributed service-oriented architecture (SOA) infrastructure solutions for performance-demanding IT environments today announced that Dr Sean Baker has moved from executive to non-executive board member.
Dr Baker’s board service will be uninterrupted. He will continue to contribute to the strategic direction of the company and provide the insight gained from his long and distinguished career in the technology industry, a career that has spanned both academic and corporate life. His unique experience as a founding member of IONA Technologies and his research work in the area of distributed computing are key strengths that will continue to be leveraged as the company advances its position as a leader in distributed SOA infrastructure.
“On behalf of the IONA team and board I would like to thank Sean for his many years of dedicated service to IONA and his ongoing commitment to the company’s success,” said Kevin Melia, Chairman of the Board of Directors. “His extensive experience and deep industry perspectives are key attributes that make him a highly valued member of the IONA board and we look forward to his continued contributions.”
CEO, Peter Zotto, added, “I would like to personally thank Sean for his invaluable support. The management team and I look forward to continuing to work with him as an experienced member of the board. His input at a strategic level is founded on his deep understanding of our industry and market landscape and contributes towards IONA’s strengthening position as a leader in distributed SOA infrastructure.”

Commenting on the announcement, Dr Baker said, “I am proud of the company IONA has become and feel privileged to have had the opportunity to participate in its progress. This represents a natural transition for me on a personal and professional level and as a non-executive board member I look forward to continuing to work with the IONA team and board.”
In addition to his IONA board membership, Dr Baker is a member of the boards of National Digital Research Centre and OMG and is an advisor to the Kelvin Institute in Scotland, and Lero, the Irish research centre on software engineering. He is co-chair of CIO Ireland, a group of IT leaders interested in improving Ireland as a centre of excellence for ICT in both ICT and non-ICT companies. He chairs the Research and Development Advisory Committee to the ICT Sector within IBEC (Irish Business and Employers Confederation) and is a Fellow of the Irish Computer Society and of Engineers Ireland. He holds a Ph.D. in Computer Science from Trinity College Dublin, and held a tenured post in the Department of Computer Science at TCD from 1982 to 1995, where he helped form the Distributed Systems Group.
About IONA
For more than a decade, IONA® Technologies (NASDAQ: IONA) has been a world leader in delivering high-performance integration solutions for Global 2000 IT environments. IONA pioneered standards-based integration with its CORBA-based Orbix® products. IONA’s Artix™, an advanced SOA infrastructure suite enables customers to leverage service-oriented architecture to streamline and modernize IT environments. The FUSE™ family of open source distributed SOA infrastructure technology allows customers to take advantage of the innovation and cost-effectiveness of open source software with complete enterprise support and technical services.
IONA is headquartered in Dublin, Ireland, with U.S. headquarters in Waltham, Massachusetts and offices worldwide. For additional information about IONA, visit our Web site at http://www.iona.com.
IONA, IONA Technologies, the IONA logo, Orbix, High Performance Integration, Artix, FUSE and Making Software Work Together are trademarks or registered trademarks of IONA Technologies PLC and/or its subsidiaries. CORBA is a trademark or registered trademark of the Object Management Group, Inc. in the United States and other countries. All other trademarks that may appear herein are the property of their respective owners.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

IONA Technologies PLC
Date: October 18, 2007	By:	/s/ Peter M. Zotto
Peter M. Zotto
Chief Executive Officer